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                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*

                              LAYNE CHRISTENSEN CO.
                                (NAME OF ISSUER)


                         Common Stock ($0.001 par value)
                         (TITLE OF CLASS OF SECURITIES)


                                    521050104
                                 (CUSIP NUMBER)


                               December 31, 2015
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 521050104                    13G                     PAGE 2 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,076,923 (see item 4)
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                1,076,923 (see item 4)
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,076,923 (see item 4)
----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.4% (see item 4)
----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IC
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CUSIP No. 521050104                    13G                     PAGE 3 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:

      Babson Capital Management LLC
      51-0504477
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
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                            5   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,076,923 (see item 4)
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                1,076,923 (see item 4)
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,076,923 (see item 4)
----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.4% (see item 4)

----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IA
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CUSIP No. 521050104                    13G                     PAGE 4 OF 8 PAGES
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Item     1(a) Name of Issuer:

              LAYNE CHRISTENSEN CO.

         1(b) Address of Issuer's Principal Executive Offices:
              1800 Hughes Landing Blvd., Suite 700
              The Woodlands, Texas 77380


Item     2(a) Name of Person Filing:

              (i) Massachusetts Mutual Life Insurance Company ("MassMutual")
	      (ii)Babson Capital Management LLC ("Babson Capital")

         2(b) Address of Principal Business Office or, if None, Residence:

              The address of the principal business office of MassMutual:
              1295 State Street
              Springfield, MA  01111

              The address of the principal business office of Babson Capital:
              1500 Main Street
              Springfield, MA  01115

         2(c) Citizenship:

              See Item 4 of each cover page.

         2(d) Title of Class of Securities:

              Common Stock ($0.001 par value)

         2(e) CUSIP Number:

              521050104

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CUSIP No. 521050104                    13G                     PAGE 5 OF 8 PAGES
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Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check Whether the Person Filing is a:

         (a)    [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

         (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)    [x] Insurance company as defined in section 3(a)(19) of the
                    Exchange Act. (MassMutual)

         (d)    [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

         (e)    [x]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E); (Babson Capital)

         (f)    [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item     4    Ownership

         (a)    Amount beneficially owned:   1,076,923 shares

                MassMutual may be deemed to be the beneficial owner of 1,076,923 shares of Common Stock of the Issuer as a result of its ownership of Convertible Bonds of the Issuer.

                Babson Capital Management LLC, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,076,923 shares of Common Stock of the Issuer as a result of its ownership of Convertible Bonds of the Issuer which are owned by an advisory client.

                The filing of this statement shall not be construed as an admission that any of the Reporting Persons are the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).


         (b)    Percent of class:  5.4%

                The percentage of Common Stock reportedly owned by each entity herein is based on 19,798,245 shares of outstanding Common Stock of the Issuer, as reported in the Issuer's most recent quarterly report filed on November 27, 2015 and the Convertible Bonds owned by the Reporting Persons.

         (c)    Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: See Items 5-8 of cover pages.
                (ii) Shared power to vote or to direct the vote: See Item 6 of cover pages.
		(iii) Sole power to dispose or direct the disposition of: See
                      Item 7 of cover pages.
                (iv)  Shared power to dispose or direct the disposition of: See
                      Item 8 of cover pages.

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CUSIP No. 521050104                    13G                     PAGE 6 OF 8 PAGES
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Item 5   Ownership of Five Percent or Less of a Class:

         5.4%

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

     By signing below I certify that, to the best of its knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 521050104                    13G                     PAGE 7 OF 8 PAGES
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 16, 2016

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



Dated:  February 16, 2016

BABSON CAPITAL MANAGEMENT LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director


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CUSIP No. 521050104                    13G                     PAGE 8 OF 8 PAGES
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				Joint Filing Agreement

       This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common stock of TCP Capital Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  February 16, 2016

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President




Dated:  February 16, 2016

BABSON CAPITAL MANAGEMENT LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director